

December 22, 2010

<u>Via U.S. Mail and Facsimile (702) 920-8982</u>

Mark Newcomer
Chief Executive Officer
3Pea International, Inc.
1700 W Horizon Ridge Parkway, Suite 102
Henderson, Nevada 89012

> **Re:** **3Pea International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed December 1, 2010**
> **File No. 000-54123**

Dear Mr. Newcomer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We have received your application for confidential treatment of certain portions of exhibits 10.6 and 11. Comments relating to your application for confidential treatment, if any, will be provided in a separate letter.

2.   As a related matter, you indicate that your request for confidential treatment will be made under Rule 406 of the Securities Act. Please be advised that Rule 406 applies to requests for confidential treatment of materials required to be filed under the Securities Act of 1933. Given that your document is filed pursuant to the Exchange Act of 1934, it would appear that your reference to Rule 406 as a basis for confidential treatment is inappropriate. In this regard, we note that your application requests confidential treatment for the redacted materials pursuant to Exchange Act Rule 24b-2.

3.   Please see prior comment 2. Clarify, if true, that the Company, formerly Tika Corporation, was non-operational prior to the acquisition with 3Pea Technologies.

Results of Operations, page 28

Fiscal Years Ended December 31, 2009 and 2008

4.   Tell us and disclose why the revenue per program card load transaction changes for each period. You should provide a discussion and analysis of the revenue per transaction for each period disclosed. You should discuss the composition of the revenue recognized in order to provide an analysis each type of fee earned.

5.   Tell us and disclose the significant components that are classified as cost of revenues. Indicate whether a majority of these expenses are attributable to your revenue share arrangement with the Monterey County Bank (see your page 17). In addition, revise your financial statement footnotes to describe the significant terms and your accounting for this arrangement.

Liquidity and Capital Resources

Sources of Financing, page 31

6.   We note the added disclosure included on page 32 of your document in response to prior comment 12. Please describe for us the services provided by vendors that are essential to your continued operation in the ordinary course of business.

Executive Compensation

Summary Compensation Table, page 36

7.   We refer to prior comment 19 and the revised footnote 1 to your summary compensation table. Please be advised that FAS 123R has been superseded by FASB ASC Topic 718. For guidance, see SEC Release No. 33-9089, available on our website at http://www.sec.gov/rules/final/2009/33-9089.pdf.

Recent Sales of Unregistered Securities, page 38

8.   We refer to the added disclosure included in response to prior comment 20. While you indicate in your added disclosure that the purchasers of the securities in those unregistered sales had access to certain information, it continues to remain unclear whether those purchasers were accredited or sophisticated (i.e. the purchasers possessed such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks related to the purchase of your securities).

Balance Sheet, December 31, 2009 and 2008, F-3

9.   We note your response to prior comment 21; however, your presentation of minority interest in the balance sheets as of December 31, 2009 and 2008 does not comply with the provisions of ASC 810-10-45-16. Further, your minority interest balance is stated twice in your balance sheet. Revise to make the necessary corrections. We also note that your net loss for the year ended 2008 reflects a loss allocated to the minority interest holder. Tell us why it was appropriate to allocate losses to the minority interest under the provisions of ARB 51, while the minority interest is a contra liability (i.e., debit balance). Further, ensure that your disclosures comply with paragraph ASC 810-10-50-1A.

Notes to Financial Statements

Revenue and expense recognition, page F-9

10.   We note your response to prior comment 28. Please clarify the following regarding your revenue recognition policies, and provide further disclosure where appropriate:

- Tell us why you do not consider the different types of fees you charge to the same parties for various activities you perform to be multiple element arrangements;

- Tell us your revenue recognition policies for administrative fees or other upfront fees paid to you when the programs are created. That is, tell us if these fees are recognized upfront or over the contractual term of the arrangement. Tell us how you considered the provisions of SAB Topic 13.A.3.f and ASC 605-24 in accounting for these fees;

- We note your response that all of your fees are recognized when services are performed. Clarify whether revenue is recognized on a straight line basis, or a different pattern, and over what period the revenue is recognized for each of your arrangements;

- Describe in more detail what your revenue recognition polices are with respect to software development and consulting. Tell us what methodology you use to recognize revenue and over what periods, and tell us the specific provisions of ASC 985-605 you relied on in accounting for these arrangements; and

- Describe your revenue arrangements that involve services that will be provided by third parties. Tell us which activities are performed by the Company and which activities are performed by the third parties in performing these services, and tell us how you have considered all of the provisions of ASC 605-45 in determining to account for these arrangements on a gross basis.

Commitments and Contingencies, page F-15

11.   We note your response to prior comment 32. Tell us how you have considered the provisions of ASC 815-10 in determining whether the rights that Wow shareholders have to tender their shares to the Company represent an embedded put option that should be accounted for as a derivative.

Consolidated Financial Statements for the Nine Months Ended September 30, 2010 and 2009

12.   We note your response to prior comment 33. Please tell us if the 6,000,000 shares of common stock approved by the board of directors on March 31, 2009 required shareholder approval. If so, tell us when such shareholder approval was obtained and how you considered this factor in determining the measurement date for these shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director